EXHIBIT 12.1

UDR, Inc.
Computation of Ratio of Earnings to Combined Fixed Charges and Preferred Stock Dividends
(Dollars in thousands)

	Three Months Ended
	March 31,
	2017	2016
Earnings:
Income/(loss) from continuing operations	$26,264	$8,534
Add (from continuing operations):
Interest on indebtedness (a)	30,539	31,104
Portion of rents representative of the interest factor	484	483
Amortization of capitalized interest	1,194	1,052
Total earnings	$58,481	$41,173

Fixed charges and preferred stock dividends (from continuing operations):
Interest on indebtedness (a)	$30,539	$31,104
Interest capitalized	4,706	4,203
Portion of rents representative of the interest factor	484	483
Fixed charges	$35,729	$35,790

Add:
Preferred stock dividends	929	929
Combined fixed charges and preferred stock dividends	$36,658	$36,719

Ratio of earnings to fixed charges	1.64	1.15
Ratio of earnings to combined fixed charges and preferred stock dividends	1.60	1.12
(a) Includes interest expense of consolidated subsidiaries, amortization of deferred loan costs, realized losses related to hedging activities and amortization of premiums and discounts related to indebtedness.